SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Item 5.07 Submission of Matters to a Vote of Security Holders

On September 7, 2016, Postmedia Network Canada Corp. (the “registrant” or “Company”) held meetings of shareholders and noteholders (the “Meetings”) in Toronto, Ontario. At the Meetings), the shareholders of the Company and the noteholders of Postmedia Network Inc. (“PNI”) voted overwhelmingly in support of the previously announced proposed recapitalization transaction (the “Recapitalization”) to be implemented pursuant to a corporate plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”).

Approval of the Plan of Arrangement

At the Meetings, 99.9% of the votes cast by shareholders (representing approximately 93% of the outstanding shares), 100% of the votes cast by first lien noteholders (representing approximately 95% of the first lien notes) and 100% of the votes cast by second lien noteholders (representing approximately 80% of the second lien notes) were voted in favour of the Plan of Arrangement.

Approval of the Rights Plan Amendments

As previously announced by the Company, pursuant to requirements under the rules of the Toronto Stock Exchange (the “TSX”), at the Meetings of the shareholders and of the second lien noteholders, shareholders and second lien noteholders were also asked to vote on a resolution (the “Rights Plan Amendments Resolution”) to approve certain amendments to the Company’s shareholder rights plan dated as of November 8, 2010 between the Company and Computershare Trust Company of Canada, as rights agent (the “Rights Plan Amendments”). The Rights Plan Amendments, which are described in detail in the information circular prepared for the Meetings and available on the Company’s website and on its SEDAR profile, will become effective only upon completion of the Recapitalization.

Pursuant to and in satisfaction of the requirements of the TSX, the Rights Plan Amendments Resolution received approval of (i) a simple majority of the number of aggregate votes cast at the shareholders’ and second lien noteholders’ meetings on a combined basis (based on the number of shares of the Company to be held by shareholders and second lien noteholders on a post-consolidation basis following completion of the Recapitalization), and (ii) a simple majority of the aggregate number of votes cast at the shareholders’ and second lien noteholders’ meetings on a combined basis (based on the number of shares of the Company to be held by shareholders and second lien noteholders on a post-consolidation basis following completion of the Recapitalization), without giving effect to votes cast by any person that will hold more than 20% of the total number of outstanding shares of the Company upon completion of the Recapitalization. At the applicable meetings, 99.79% of the aggregate votes cast by shareholders and the second lien noteholders on a combined basis were voted in favour of the Rights Plan Amendments Resolution, and excluding votes cast by any person that will hold more than 20% of the total number of outstanding shares of the Company upon completion of the Recapitalization, 98.92% of the aggregate votes cast by shareholders and the second lien noteholders on a combined basis were voted in favour of the Rights Plan Amendments Resolution, and excluding votes cast by any person that will hold more than 20% of the total number of outstanding shares of the Company upon completion of the Recapitalization Transaction, 98.92% of the aggregate votes cast by shareholders and the second lien noteholders on a combined basis were voted in favour of the Rights Plan Amendments Resolution.

Court Approval and Implementation

The Company, PNI and PNI’s subsidiary, 9854711 Canada Limited, will attend a hearing before the Ontario Superior Court of Justice (Commercial List) (the “Court”) currently scheduled for September 12, 2016 to seek a final order of the Court approving the Plan of Arrangement. If the approval of the Court is obtained, and the other conditions to completion of the Recapitalization are satisfied or waived, it is expected that the Recapitalization will be completed on or about September 30, 2016.

A copy of the registrant’s Report of Voting Results is filed as Exhibit 99.1 to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The document listed below as Exhibit 99.1 is being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1 Report of Voting Results – September 7, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Executive Vice President & Chief Financial Officer

Date: September 7, 2016.

EXHIBIT INDEX

Exhibit 99.1         Report of Voting Results – September 7, 2016.